     As filed with the Securities and Exchange Commission on February 24, 2004.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                ----------------


                              THE KOREA FUND, INC.
                       (Name of Subject Company (issuer))


                              THE KOREA FUND, INC.
                        (Name of Filing Person (offeror))


                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    500634100
                      (CUSIP Number of Class of Securities)


                            Richard T. Hale, Chairman
                              The Korea Fund, Inc.
                c/o Deutsche Investment Management Americas Inc.
                                 345 Park Avenue
                            New York, New York 10154
                                 (800) 349-4281
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                ----------------

                                    COPY TO:
                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

                                ----------------

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
        $106,781,675 (a)                                    $8,638.64 (b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 4,966,590 shares in the offer, based upon a price of $21.50 (95% of the net asset value per share of $22.63 on January 20, 2004).

(b) Calculated at $80.90 per $1,000,000 of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $8,638.64
Form or Registration No.:  Schedule TO
Filing Party:  The Korea Fund, Inc.
Date Filed:  January 23, 2004

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2004 by The Korea Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 4,966,590 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12. EXHIBITS

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

(a)(5)(iii)      Press release issued on February 24, 2004.

================================================================================

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE KOREA FUND, INC.

                                          By:  /s/ JOHN MILLETTE
                                              -------------------------------
                                          Name:  John Millette
                                          Title: Vice President and Secretary
                                          Dated: February 24, 2004